Filed by:  Caliper Life Sciences, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 of the
Securities Exchange Act of 1934
Subject Company:  Xenogen Corporation
Exchange Act File No. 000-32239

Important Notice:

Caliper Life Sciences, Inc. (“Caliper”) has filed a registration statement on Form S-4 in order to register shares of its common stock and warrants to be issued to the former stockholders of Xenogen Corporation (“Xenogen”) in the proposed merger between Caliper and Xenogen, which was declared effective by the Securities and Exchange Commission on July 11, 2006. In connection with the proposed merger, on July 12, 2006, Caliper and Xenogen began mailing a joint proxy statement/prospectus relating to the merger and their respective stockholder meetings to their respective stockholders. Investors and security holders of Caliper and Xenogen are advised to read the registration statement on Form S-4 and the joint proxy statement regarding the proposed merger because they contain important information. Investors and security holders may obtain a free copy of the proxy statement and any other documents filed by Caliper and Xenogen at the Securities and Exchange Commission’s website at http://www.sec.gov or directly from Caliper and Xenogen, respectively.

Caliper and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Caliper with respect to the proposed merger. Information regarding such officers and directors is included in Caliper’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Registration Statement on Form S-4 filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and directly from Caliper.

On July 13, 2006, Caliper and Xenogen conducted a joint conference call to discuss their pending merger in connection with the issuance of a joint press release announcing, among other things, the record dates and stockholder meeting dates for their respective stockholder meetings for approval of matters relating to the proposed merger of Xenogen into Caliper, and in the case of Caliper, approval of an increase in the number of its authorized shares of common stock and the election of two existing directors to a new three-year term on Caliper’s Board of Directors. In the press release, Caliper also provided guidance as to its expected revenue for the full year 2006, assuming a closing of the merger in the middle of the third quarter. The following is a transcript of this conference call.

CORPORATE PARTICIPANTS

 Michele Boudreau

 Caliper Life Sciences - Director of Corporate Communications

 Kevin Hrusovsky

 Caliper Life Sciences - President and CEO

 David Carter

 Xenogen - Chairman and CEO

 Tom Higgins

 Caliper Life Sciences - CFO

CONFERENCE CALL PARTICIPANTS

 Paul Knight

 Thomas Weisel Partners - Analyst

 John McCarthy

 Infinium Capital - Analyst

PRESENTATION

 Operator

Good day ladies and gentlemen and welcome to the Caliper Life Sciences conference call. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Ms. Michele Boudreau, Director of Corporate Communications.

 Michele Boudreau  — Caliper Life Sciences - Director of Corporate Communications

Thank you. Good morning everyone and thank you for joining Caliper Life Sciences’ and Xenogen Corporation’s joint teleconference to update our stockholders regarding Caliper’s merger with Xenogen. Please note that this call held on July 13, 2006 is the property of Caliper and Xenogen. Any redistribution, retransmission or rebroadcast of the call in any form without the express written consent of Caliper and Xenogen is strictly prohibited. Subsequent to the live transmission, an audio copy of the call will be available on the Web at www.fulldisclosure.com.

Additionally, this morning’s press release announcement is posted on Caliper’s website, www.Caliperls.com and at Xenogen’s website at www.Xenogen.com. On the call today are Kevin Hrusovsky, Caliper’s President and CEO; Tom Higgins, Caliper’s Chief Financial Officer; and David Carter, Chairman and CEO of Xenogen. Kevin will make some brief remarks, after which management will be available to take questions.

Please note that management will be making forward-looking statements during the teleconference. References to what we expect, believe, intend to do, plan, hope, estimate or other statements referring to future events or results are intended to identify those as forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties. Further information on risks faced by Caliper are included under the caption Factors Affecting Operating Results in Caliper’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 14, 2006, and in Caliper’s other SEC reports. For a discussion of factors that could impact Xenogen’s business or results and cause them to differ materially from those in the forward-looking statements, please refer to Xenogen’s filings with the SEC, particularly its quarterly report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 15, 2006. These SEC filings are available on the website maintained by the SEC at www.SEC.gov. Neither Caliper nor Xenogen undertakes any obligation to update or alter any forward-looking or other statements in this conference call to reflect any changes in events, conditions or circumstances on which any such statements are based.

Lastly, in connection with the proposed merger, Caliper and Xenogen have filed a joint proxy statement prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the proxy statement regarding the proposed merger, which has recently been mailed to stockholders, because it contains important information. In addition to the proxy statement, Caliper and Xenogen file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement and any other documents filed by Caliper or Xenogen at the Securities and Exchange Commission’s website, www.SEC.gov and directly from Caliper and Xenogen. Caliper and Xenogen and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed merger. Information regarding such officers and directors is included in each of Caliper’s and Xenogen’s annual report on Form 10-K for the fiscal year ended December 31, 2005 and the joint proxy statement for the upcoming stockholder meeting.

Kevin, would you please begin?

 Kevin Hrusovsky — Caliper Life Sciences - President and CEO

Thanks Michele, and welcome to our call. This morning we announced that our registration statement for the proposed merger of Caliper and Xenogen has been declared effective by the SEC. We’re excited to report that subject to obtaining the required stockholder approvals, this enables us to move forward with closing the transaction. We have set a record date of July 6 and began mailing the prospectus and proxy materials yesterday.

Caliper and Xenogen will hold stockholder meetings in about four weeks on August 9th. Terms of the transaction are unchanged from our February 13 announcement and both Boards are enthusiastic and unanimously in favor of this important merger. We have completed our detailed review of Xenogen’s business and are confident in the strategic and financial benefits of this merger.

In our mid February merger announcement, we outlined significant opportunities for costs and revenue synergies between the two companies and since that time we have been building a detailed integration plan to achieve these synergies. This plan is nearing completion and will be rolled out as soon as the merger is closed.

Let me begin with the strategic rationale. We believe that Caliper’s commercial engine coupled with Xenogen’s compelling science is a potent combination to achieve scale, sales and profit growth, and diversification. Xenogen’s revolutionary and proprietary imaging technology, known as biophotonic imaging, is the newest entrant in the fastest growing subsegment of the rapidly expanding broader market segment entitled optical imaging.

While the data is preliminary and under development, we estimate that the overall market for optical imaging is $200 million of annual sales growing at 20% plus per year. We estimate that the biophotonic imaging is approximately 20 to 30% of the optical imaging market. Xenogen is the pioneer and leader in biophotonic imaging, which is playing an important emerging role in drug development and life science research.

Xenogen’s technology enables scientists to track disease progression without sacrificing small animals — within small animals. Through an ingenious glowing gene technology, you can track molecular and cellular functions within a small animal by taking CCD images of the outside of the animal. Xenogen has continued to expand their glowing gene technology into other types of fluorescent imaging technology.

The overall suite of technology significantly improves the quantitation and accuracy of small animal research while substantially improving throughput and cost-effectiveness. Similar to our LabChip technology, this burgeoning imaging technology perfectly fits into our broader strategy of commercializing experimentation tools for the drug discovery and diagnostic industries that deliver higher quality, higher clinically relevant data more productively.

Xenogen’s 330-unit installed base of instruments, of which 140 units have been installed in the past six quarters, is highly concentrated in the academic market, which to date has represented about 80% of their instrument sales. At Caliper, the opposite is true. We have approximately 80% of our sales in the commercial, pharmaceutical and biotechnology markets.

Just as we have been successful commercializing pioneering robotics and liquid handling technologies in the late ‘90s, as well as our current success in commercializing pioneering LabChip technologies, we are confident that we have the commercial engine to take Xenogen’s amazing suite of pioneering imaging technologies to the next level of commercialization and adoption. Together we have extensive industry connections among pharmaceutical and biotechnology companies, as well as the commercial expertise necessary to greatly expand Xenogen’s product exposure particularly among nonacademic researchers.

Further, as a combined entity we have broader geographic reach, with sales outside North America contributing about one-third of our revenues. Today, only 10% of Xenogen’s installed base is outside of North America. Our combined worldwide sales and marketing team will be comprised of over 100 direct headcount, 20% of our overall headcount, as well as over 50 highly qualified distributors.

Post closing we will be poised to expand Xenogen’s profile in commercial and international markets. Our goal will be to enrich the mix of sales into the commercial sector, improving profitability, and achieve 15% topline growth in this important emerging field. In addition, with the elimination of duplication we are confident that we will achieve a minimum of $10 million of cost synergies.

We believe the financial merits of this merger are equally compelling. Over the past several weeks, Caliper has expended considerable effort in reviewing Xenogen’s first quarter results and in carefully monitoring second quarter revenue performance. This review convinced Caliper that Xenogen’s Q1 revenue results were an anomaly and that there are significant opportunities for future growth at the Xenogen business.

While it is too early for Xenogen to report on Q2, we anticipate that Xenogen will achieve solid Q2 year on year revenue growth with particularly strong results in the IVIS placements and the product revenue. The merger represents a significant opportunity for us to increase our operating scale and to leverage our manufacturing, commercial and G&A infrastructure.

Based on our 2005 revenue, Xenogen represents a 40% increase in Caliper’s revenue base. As we indicated, we expect to achieve cost and synergies in excess of $10 million, focused primarily in G&A and manufacturing. We currently expect that the effects of scale and cost synergies will lead to an improvement in OpEx as a percentage of revenue of over 200 basis points and a 100 basis point improvement in product service gross margins.

The transaction is projected to be accretive on an adjusted EPS basis in 2007 and on an earnings per share basis in 2008. We project achieving operating cash flow positive performance for full-year 2007.

The merger is expected to have the added advantage of diversification to both our customer base and our product and service offerings. In an industry facing tightening spending and increasing competition, this diversification should reduce our risk profile and solidify Caliper’s opportunity to become a premier life sciences company.

Reflecting our confidence in the merger and projected closing in mid Q3, we have restated our revenue guidance and are projecting full-year 2006 revenue in a range of $110 to $118 million. Since we began exploring the possibility of an acquisition of Xenogen last year, we have been meeting with our key customers gauging their interest in Xenogen’s technologies and talking with them about the concept of bridging in vitro and in vivo technologies to help drive more relevant drug discovery. The feedback is compelling.

Our customers are excited about the merger and feel our direction is the right approach at the right time. And based on our track record, they have confidence in our ability to commercialize new products that will need their immediate and long-term needs. Several of our key customers such as Pfizer, Merck, Novartis, J&J, GSK, Bristol-Myers Squibb, Amgen, Vertex, Serono, and AstraZeneca have acquired both the Caliper LabChip technology and Xenogen imaging technology.

These customers feel that both of these technologies are emerging and represent powerful tools to interrogate new drug entities both in vitro and in vivo. They believe additional optimization can be achieved in this continuum, and are excited to see these complementary technologies being combined within one company. We are actively exploring in vitro to in vivo bridging strategies with these customers.

For your information, many of these customers will be attending the upcoming Drug Discovery Technology Conference in Boston. And on August 9, like last year, we will invite you to a forum with these customers so you can hear from them directly about the exciting vision and opportunity ahead of us at Caliper Life Sciences.

We’re moving full speed ahead with the Xenogen merger. Our stockholders will soon receive a prospectus and proxy materials in the mail. We ask that our stockholders promptly but carefully review these materials and vote in favor of this important acquisition.

We’re very excited about all the employees that we have met at Xenogen. This is an extraordinarily talented group of individuals that have a lot to prove, and we are absolutely confident with the infrastructure and the approach that we are going to bring to the market and that they are going to get a chance to showcase a technology that can change this world.

At this time we would like to take questions for either Tom, David Carter or myself.

 QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS). Paul Knight, Thomas Weisel Partners.

 Paul Knight  — Thomas Weisel Partners - Analyst

 Kevin congratulations.

 Kevin Hrusovsky  — Caliper Life Sciences - President and CEO

 Thank you very much.

 Paul Knight  — Thomas Weisel Partners - Analyst

 And David as well.

 David Carter  — Xenogen - Chairman and CEO

 Thank you.

 Paul Knight  — Thomas Weisel Partners - Analyst

Regarding your cost-cutting and how quickly you expect to achieve breakeven and profitability, the predecessor firm, Caliper has gone from a 7.5 loss in the first quarter of ‘04 and was down to 2 million in the first quarter of this year. So you’re kind of ramping towards profitability quickly. How quickly do you see this happening? Are you going to do it faster than you did in the prior version of Caliper or what is the plan?

 Kevin Hrusovsky  — Caliper Life Sciences - President and CEO

Yes I would compare and contrast this one. I think there are some similarities and there are some differences. I think that the area where there are some similarities is that we did move production very rapidly from Caliper West for the instruments into Hopkinton. And even though we thought at the time that was rapid, it took us about six months. I think in this case we actually are believing it is going to be faster.

So I think the manufacturing synergies we’re really trying to ramp up. The technology of Xenogen is actually comparatively very simple from a manufacturing standpoint. It is amazing how powerful this technology is and how simple the engineers have been able to make it. So we actually are very encouraged about the ability to transfer manufacturing to a lower cost base pretty rapidly.

I think that of the 10 million of savings that we are projecting, it is going to cost us about 6 million to get there. I think we are projecting about a third of that 6 million will be consumed this year. The remaining will be consumed probably in the first half of next year. So I think we feel pretty confident that the speed will be faster than what we incurred with Caliper.

If you recall it took us about eight quarters to get to operating cash flow positive. We are projecting that in ‘07 full-year we will be operating cash flow positive. So despite still having about 65% of the burn of what is necessary to get the savings occurring in ‘07, we still project being operating cash flow positive in ‘07.

We take a lot of pride in hitting the numbers, and many of you know that we were very diligent over the last 30, 45 days to make sure we were not missing something key. I think we feel very good about the time that we have had, because of the SEC review, to further create the integration plan. So I think we are really ready to try to make this happen faster, Paul.

 Paul Knight  — Thomas Weisel Partners - Analyst

The next to the last question or two would be what do you have to do to integrate the sales force? Do you add people on your side to get more into the pharma area or can your current people do that? How do you handle the sales force, combination or expansion? And then lastly what do you think the combined entity’s organic growth rate is when we are all set and rolling?

 Kevin Hrusovsky  — Caliper Life Sciences - President and CEO

Let me start with the question on integration. As we stated last time, we still believe it is going to take a year to complete the sales force integration. We do not look at this as a cost savings opportunity. We actually have a lot of evidence that the Xenogen technology is very embryonic. Feet on the street will play a role of growth, and it is a very good investment approach for creating growth. So we do not see any cost savings occurring.

We do see the combined number of people being approximately 100. What you will see happening during that first year is bridging strategies between the two sales forces without a complete consolidation. That will, we believe, occur probably a year after the closing.

And so what you will probably see during that year is some of the Caliper products that have not been positioned well in academia being handled by some of the Xenogen personnel, which they have a phenomenal sales team by the way that we have been extremely impressed with the quality, the caliber of their people. And I think you’ll then start seeing additional ramping up of the commercial sales through the Caliper sales force.

And there will be a lot of leadership coming from Xenogen for that expansion, because they have been very successful at two or three commercial accounts, extremely successful. We can just duplicate what they have been able to achieve at some of the top pharma companies throughout all of our network. We think we’ve got a phenomenal opportunity.

So what we are going to basically do there is expand the way they have approached those two customers with capacity of the Caliper sales force. But we are not going to integrate it completely. It will take a year for that appropriate time phasing of that evolution.

 Paul Knight  — Thomas Weisel Partners - Analyst

And then the organic growth rate?

 Kevin Hrusovsky  — Caliper Life Sciences - President and CEO

The organic growth rate we are projecting is going to be around 12%, 10 to 12% we feel very confident. So low double-digit is where we are going to be with the overall company. The challenging part, we think, of our company right now when you look at growth is in the traditional Zymark technologies, particularly some of the system integration, automation technologies.

We see that market, in fact I have had some questions from analysts recently, asking me that they don’t see a lot of growth in liquid handling and are wondering how we can see growth in that segment. And unfortunately, this year we’ve had a little bit of challenge with Affymetrix and their reconfiguration and getting the 500K chip established.

So we know we have suffered a little bit of growth issue in that base Zymark business due to that, but we are fully confident that Affymetrix is on a very strong plan for the future. We think we’re going to see a recovery beginning potentially in the fourth quarter of 2006. And so we do think we’re going to be able to keep driving 5 percentage points of growth in that base Zymark business, which will only be 40% of the company once this overall completion is done.

Because you have to recall we also acquired another 15% growth company back in October. That was NovaScreen and that is doing very well. So the combination of NovaScreen and Xenogen will now be — and Caliper, as you know the LabChip technologies are very robust. We have a very strong growth profile occurring on them now.

So we have got we think about two-thirds of the company post this deal that is going to be growing at around the 15% level, and then we’re going to have about a one-third growing at that 5% level. So that mixture we believe will be somewhere in the low double-digits.

Operator

John McCarthy, Infinium Capital.

 John McCarthy  — Infinium Capital - Analyst

Just with regard to the updated guidance, I guess going into the first quarter there was a range of 120 to 128 and that is down I guess about 10 million at the midpoint. Can you just comment on the reason for that? I guess part of it, the later close of the Xenogen acquisition. But also I think there is a little bit more, and if that is related to those historical Zymark products that you just mentioned.

 Kevin Hrusovsky  — Caliper Life Sciences - President and CEO

 You are right on. I would say that about 65% of that $10 million movement was due to the time phasing of the Xenogen deal. We originally hoped to close that in Q2. We are now going to close that in Q3. That was all based on the SEC review which was done very thoroughly, and our team did a great job in responding to their questions. So about 65% of that $10 million difference is primarily due to just the time phasing of Xenogen.

The balance of that is due primarily to Affymetrix. If you recall we did not have any business — we projected very little business from them in Q2. We were not sure exactly when we were going to start seeing business from them in our Q2 — our Q1 conference call.

I have actually been out and spent a lot of time with their management. I have been very excited about the things I’m seeing at Affymetrix and the steps they are taking to get their business back on track. It is pretty impressive, actually. So we now don’t feel there’s going to be business in Q3 based on what we have learned, but we are optimistic we are going to start seeing some Q4 business.

So if you look at our last year performance, we had I think about 4.8 million of Affymetrix revenue in the second half. I think we are projecting that we will start to see some of that recover in Q4 but Q3 won’t be there, so you can see the balance is primarily due to that Affymetrix situation.

 John McCarthy  — Infinium Capital - Analyst

Okay, and one quick follow-up question for Tom. Can you provide the expected cash position on the closing for the combined entity?

 Tom Higgins  — Caliper Life Sciences - CFO

John, we have not provided that, but I think you could probably do your own projections looking at Xenogen’s Q1 results. I think they had about 18 million in cash at the end of the first quarter and we are likely going to close this in the middle of the third quarter.

I think what is behind the question is can we put these two companies together and get through the restructuring with the cash resources we have and avoid an equity raise? And that is our plan and our projections continue to hold to that. So we think we’re going to be able to accomplish that.

 John McCarthy  — Infinium Capital - Analyst

Wonderful. Thanks so much, guys.

Operator

(OPERATOR INSTRUCTIONS). There are no further questions in queue.

 Kevin Hrusovsky  — Caliper Life Sciences - President and CEO

Well, I appreciate obviously all the support that we have had. There’s some great testimonials that will be coming out regarding the Xenogen technology and the LabChip technology, and the impact and great adoption that is occurring over the next several quarters. We very much look forward to continuing this story with all of you, and if there is any questions post call please feel free to call us. We hope that some of you will be able to come on August 9 to actually talk with our customers. So thanks for all your support.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.